Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-275994

PROSPECTUS SUPPLEMENT NO. 1

To Prospectus dated December 11, 2023

GameSquare Holdings, Inc.

This Prospectus Supplement No. 1 amends and supplements the prospectus dated December 11, 2023, as amended on January 16, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form F-4 (Registration No. 333-275994). This Prospectus Supplement No. 1 is being filed to amend and supplement certain information.

As previously disclosed, on October 20, 2023, GameSquare Holdings, Inc., a British Columbia corporation (the “Company” or “GameSquare”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FaZe Holdings Inc., a Delaware corporation (“FaZe”), and GameSquare Merger Sub I, Inc., a Delaware corporation (“Merger Sub”), pursuant to which, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into FaZe (the “Merger”), with FaZe surviving such Merger as a wholly-owned subsidiary of GameSquare.

Following the filing of the Prospectus, FaZe filed with the U.S. Securities and Exchange Commission (the “SEC”) a definitive proxy statement on January 26, 2024 (the “Definitive Proxy Statement”). Since then, two lawsuits relating to the Merger were filed: Robert Scott v. FaZe Holdings Inc. et al., Case No. 24-cv-00671-VEC (S.D.N.Y. January 30, 2024) and Matthew Jones v. FaZe Holdings Inc., et al, Case No. 24-cv-00126-UNA (D. Del. February 1, 2024) (collectively, the “Actions”). Further, since the filing of the Definitive Proxy Statement, FaZe also received from purported Company stockholders five demand letters relating to the Merger (cumulatively, the “Demand Letters” and together with the Actions, the “Matters”). The Matters allege, among other things, that the defendants named therein violated Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 14a-9 promulgated thereunder because the Definitive Proxy Statement allegedly omits or misstates certain material information. The Actions seek, among other things, injunctive relief preventing the consummation of the Merger, rescission of the Merger if it is consummated, and attorneys’ fees.

As disclosed in a supplement to the Definitive Proxy Statement filed by FaZe with the SEC on February 6, 2024 (the “Supplement”), FaZe believes that the claims asserted in the Matters are without merit and that no supplemental disclosure is required under applicable law. However, in order to moot unmeritorious disclosure claims, to avoid the risk of the Matters delaying or adversely affecting the Merger and to minimize the costs, risks and uncertainties inherent in litigation, without admitting any liability or wrongdoing, FaZe determined to voluntarily file the Supplement.

As a result of these modifications, all references in the Prospectus to the following are hereby amended and should be read in conjunction with the disclosures contained in the Prospectus, as amended, which in turn should be read in its entirety. All page references are to the Prospectus and terms used below, unless otherwise defined, shall have the meanings ascribed to such terms in the Prospectus. For clarity, new text added to the Prospectus is shown in bold, underlined text.

The second full paragraph on page 64 of the Prospectus is amended and supplemented, and a new paragraph is added immediately following the second paragraph, as follows:

On January 22, 2023, Mr. Shribman sent an electronic correspondence to Lee Trink, FaZe’s then chief executive officer and Kyron Johnson, FaZe’s general counsel, proposing the formation of a special committee of the Board to explore strategic opportunities available to FaZe, including a capital raise, sale or a merger, which special committee was briefly formed, as a matter of convenience and efficiency to manage the exploration of various strategic alternatives and communications with a potentially wide array of third parties.

On February 7, 2023, upon the recommendation of Mr. Shribman and following discussion among the members of the FaZe Board, the FaZe Board unanimously adopted resolutions establishing a special committee, authorizing it to manage on behalf of FaZe the exploration and examination of potential strategic alternatives for FaZe, including a potential sale of FaZe’s equity or assets or a business combination, to consult with management of FaZe and its advisers regarding a potential strategic transaction, and to make recommendations to the full FaZe Board regarding any such potential strategic transaction. The FaZe Board appointed Daniel Shribman, as chairperson of the special committee, and Angela Dalton and Andre Fernandez as the other members of the special committee, none of whom received any additional compensation in connection with their service on the special committee. The special committee was not formed due to any potential conflicts of interest.

The third full paragraph on page 64 of the Prospectus is amended and supplemented as follows:

As summarized in Mr. Shribman’s electronic correspondence on February 21, 2023, FaZe pro-actively sought out discussions with various investment banks, including United Community Bank, RBC Bank, Moelis & Company, Guggenheim Partners and LionTree. However, no meaningful indication of interest was made by any of the investment banks. Also, during the period from February of 2023 through May of 2023, FaZe entered into mutual confidentiality agreements with two potential strategic bidders and two financial sponsors; none of such confidentiality agreements contained standstill provisions restricting any of the counterparties from presenting an unsolicited proposal to FaZe.

The sixth full paragraph on page 64 of the Prospectus is amended and supplemented as follows:

On May 8, 2023, after further consideration and deliberation, the FaZe Board determined that, with the lack of interest from any of the investment banks contacted, and in light of the viable potential strategic alternatives available to FaZe having narrowed, the efficiency rationale for the establishment of the special committee was no longer present, and therefore resolved to dissolve its special committee on the basis that, unless and until a need arises due to apparent conflicts or otherwise, all matters regarding strategic initiatives would be presented to the full FaZe Board. The FaZe Board convened on May 8, 2023, to discuss various matters including a transaction proposal by Messrs. Oliveira, Bengston, Shat and Abdelfattah (the “FaZe Founders”). The FaZe Founders, none of whom served on the FaZe Board, presented a term sheet to the FaZe Board that did not involve an acquisition of FaZe nor an infusion of capital into FaZe but would involve the issuance of equity awards to certain executives and key personnel and provide the FaZe Founders with a one-year option to purchase FaZe.

The second paragraph on page 65 of the Prospectus is amended and supplemented as follows:

On June 5, 2023, the FaZe Board discussed a letter of intent received from Party B regarding a potential $20 million equity investment in FaZe, with $10 million being paid at closing and an additional $10 million being paid a year later, and presented to the FaZe Board, a new proposal from Party C to acquire FaZe at an $80 million cash purchase price (approximately $1.06 per share) but subject to, among other things, a condition that the talent agree to promote the acquirer’s cryptocurrency, and the updated IOI from GameSquare along with the detailed post-business combination plan requested of GameSquare senior management. The FaZe Board carefully considered Party B’s proposal, and while the FaZe Board found the initial proposal had merit, they noted the need to carefully evaluate the terms of the proposal before moving forward. In their review of Party C’s proposal, the FaZe Board expressed their reservations for the opportunity citing various factors including the urgent timeline of the proposed deal, the FaZe Board’s belief that the talent would not sufficiently support the acquirer’s cryptocurrency and thus FaZe would not be able to satisfy the acquirer’s condition, and a misalignment on expectations of the two parties. The FaZe Board went on to deliberate the GameSquare IOI, deciding that further discussions were necessary to reach a mutually beneficial arrangement satisfactory to both GameSquare and FaZe.

The seventh paragraph on page 65 of the Prospectus is amended and supplemented as follows:

During the FaZe Board’s July 5, 2023 meeting, Mr. Shribman informed the FaZe Board of his telephonic conversations with Party A’s chief executive officer, who had conveyed to Mr. Shribman that Party A was not ready to submit any form of proposal to FaZe and would not be ready in the near future. The FaZe Board continued to discuss the proposed GameSquare transaction and concerns around a certain FaZe Founder’s reluctance to accept the transaction. After careful consideration and to prevent the preemptive disclosure of the confidential terms of the proposal, the FaZe Board determined it would be in the best interests of FaZe and its stockholders to modify the IOI, so the commencement of the exclusivity period would commence on the date that three of the four FaZe Founders executed employment agreements with GameSquare, which conditioned had been satisfied by July 5, which would allow for the commencement of the 45-day no shop period. During this no-shop period, FaZe and GameSquare undertook their respective business and legal due diligence of each other, and no post-transaction employment or compensation terms for FaZe’s current management were discussed at any time prior to the execution of the Merger Agreement.

The first paragraph on page 66 of the Prospectus is amended and supplemented as follows:

On August 9, 2023, the FaZe Board convened to discuss, among other things, updates on the proposed transaction with GameSquare, the ongoing conversations with Party A regarding a proposal and a new letter of interest from Party D. The FaZe Board reviewed Party D’s letter of interest with respect to an all cash acquisition of FaZe at a per share purchase price of $0.35 to $0.40 per share and instructed Mr. Lewin to follow up with Party D. The FaZe Board also directed Mr. Levinsohn to continue conversations with Party A regarding a potential proposal and directed Sullivan & Triggs to take appropriate subsequent steps in the potential GameSquare transaction.

The second paragraph on page 76 of the Prospectus is amended and supplemented as follows:

Selected Precedent Transactions Analysis

Current Capital reviewed and analyzed certain financial metrics associated with selected precedent merger and acquisition transactions that Current Capital deemed relevant for purposes of this analysis. These transactions involved precedent transactions of less than $500 million in the esports, premium content, gaming and gambling, and branding and licensing sectors. Current Capital calculated, among other things and to the extent publicly available, certain implied change-of-control transaction multiples for the selected precedent merger and acquisition transactions (based on each company’s publicly available financial filings and certain other publicly available information), which are summarized in the table below:

($ in millions)
Announcement Date	Closing Date	Acquiror	Target	Transaction Size	TEV/Revenue[1]
December-22	April-23	GameSquare	Engine Gaming and Media	$41	0.7 x
October-21	December-21	EBET	Karamba	$76	1.0 x
June-21	July-21	Skillz	Aarki	$150	5.0 x
August-20	August-20	Enthusiast Gaming	Omnia Media	$34	0.6 x
January-20	February-20	Penn National	Barstool Sports	$450	3.0 x
July-18	July-18	IZEA	TapInfluence	$7	1.2 x

Mean				$126	1.9 x
Median				$58	1.1 x

[1]	Forward revenue estimate in the year the target was acquired, per S&P Capital IQ, SEC filings, and publicly available reports and research.

The second paragraph on page 77 of the Prospectus is amended and supplemented as follows:

Illustrative Discounted Cash Flow Analyses

Current Capital performed illustrative discounted cash flow (“DCF”) analyses of each of FaZe and GameSquare on a standalone basis, based on their respective projected standalone unlevered free cash flows and an estimate of their respective terminal values at the end of the projection horizon.

In performing its discounted cash flow analyses:

● Current Capital utilized financial forecasts that were provided and approved for Current Capital’s use by FaZe’s senior management.

● Current Capital used a discount rate range of 15.0% – 18.0%, based on its estimate of the weighted average cost of capital of each of FaZe and GameSquare (which was estimated based on Current Capital’s (i) investment banking and capital markets judgment and experience in valuing companies similar to FaZe and GameSquare and (ii) application of the capital asset pricing model, which requires certain (a) general inputs such as the prospective US equity risk premium and the corresponding risk-free rate and (b) company-specific inputs such as the subject company’s forward-looking equity beta reference range, the subject company’s assumed forward-looking capital structure and the corresponding blended cost of debt, the subject company’s prospective marginal cash income tax rate and, as applicable, the appropriate size/liquidity premium for the subject company).

● In estimating the terminal value of each of FaZe and GameSquare, Current Capital used a reference range of terminal EV/terminal year revenue multiples of 1.5x – 3.0x. Utilizing an assumed revenue multiple of 2x, Current Capital calculated the undiscounted terminal value of FaZe to be $104.7 million and of GameSquare to be $121.4 million.

The second paragraph on page 83 of the Prospectus is amended and supplemented as follows:

Summary of the FaZe Financial Projections

The following table presents certain unaudited prospective financial information of FaZe prepared by FaZe management for FaZe’s fiscal years ending 2023 through 2028, which we refer to as the “FaZe Projections.”

(in millions)	Q42023E	FY2024E	FY2025E	FY2026E	FY2027E	FY2028E
Revenue	$10.6	$50.0	$64.5	$81.2	$98.4	$108.2
Adjusted EBITDA(1)	$(8.1)	$(27.0)	$(24.7)	$(21.2)	$(17.7)	$(10.8)
Unlevered free cash flow(2)	$(8.2)	$(28.2)	$(25.9)	$(22.4)	$(18.9)	$(12.0)
Unlevered net income (loss)(3)	$(8.5)	$(27.5)	$(25.2)	$(21.7)	$(18.2)	$(11.4)
Depreciation and amortization	$0.5	$0.5	$0.5	$0.5	$0.6	$0.6
Capital expenditures	$(0.2)	$(1.2)	$(1.2)	$(1.2)	$(1.2)	$(1.2)
Change in working capital	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0

(1)	Adjusted EBITDA, a non-GAAP financial measure, refers to earnings before interest, tax, depreciation and amortization, excluding the impact of acquisition-related expenses and other non-operating items, but including stock-based compensation (“SBC”) expense.

(2)	Unlevered free cash flow, a non-GAAP financial measure, refers to non-GAAP operating income less taxes, less change in net working capital, less capital expenditures, plus depreciation and amortization. SBC expense is included in operating income which is treated as a cash expense in this table.

(3)	Unlevered net income, a non-GAAP financial measure, refers to Adjusted EBITDA less taxes, depreciation and amortization multiplied by the difference of one minus FaZe’s projected tax rate; for purposes of this transaction, Current Capital was instructed by FaZe’s management to use a tax rate of 0%.

This Prospectus Supplement No. 1 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our common stock involves a high degree of risk. Before making any investment in our common stock, you should carefully consider the risk factors for our common stock, which are described in the Prospectus, as amended or supplemented.

You should rely only on the information contained in the Prospectus, as supplemented or amended by this Prospectus Supplement No. 1 and any other prospectus supplement or amendment thereto. We have not authorized anyone to provide you with different information.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PROSPECTUS SUPPLEMENT

The date of this Prospectus Supplement No. 1 is February 9, 2024